Filed Pursuant to Rule 433
Registration Statement No. 333-283969

CAPPED LEVERAGED INDEX RETURN NOTES®

Capped Leveraged Index Return Notes® Linked to an International Equity Index and ETF Basket
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure
An international equity index and ETF basket comprised of the Invesco S&P 500® Equal Weight ETF (the “Underlying Fund”) (Bloomberg symbol: “RSP UP”), the MSCI® Emerging Markets IndexSM (Bloomberg symbol: “MXEF”), the Russell 2000® Index (Bloomberg symbol: “RTY”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”). (each, a “Basket Component”). The Invesco S&P 500® Equal Weight ETF will be given an initial weight of 30.00%, the MSCI® Emerging Markets IndexSM will be given an initial weight of 25.00%, the Russell 2000® Index will be given an initial weight of 20.00%, the EURO STOXX 50® Index will be given an initial weight of 10.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 5.00%, each of the Swiss Market Index® and the S&P/ASX 200 Index will be given an initial weight of 1.875% and the FTSE® China 50 Index will be given an initial weight of 1.25%.

Payout Profile at Maturity
•   1.4-to-1 leveraged upside exposure to increases in the Market Measure, subject to the Capped Value
•   1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Participation Rate	140.00%
Capped Value	[$12.80 to $13.20] per unit, a [28.00% to 32.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036126037004/ef20082384_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	Changes in the level of one or more of the Basket Components may be offset by changes in the levels of one or more of the other Basket Components.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the stocks included in the Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the Underlying Fund or the securities included in the Basket Components, and you will not be entitled to receive any shares of the Underlying Fund, the securities held by the Basket Components, or dividends or other distributions by the issuers of the securities included in the Basket Components.

•	There are liquidity and management risks associated with the Underlying Fund.
•	The performance of the Underlying Fund may not correlate with the performance of its target index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of the shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.
•	Payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund.
•	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by some of the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the applicable Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the applicable Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.
•	Recent executive orders could adversely affect your investment in the notes.
•	The notes are subject to risks associated with small-size capitalization companies.
•	There are risks associated with emerging markets.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-75.00%	$2.50	-75.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$10.00	0.00%
10.00%	$11.40	14.00%
20.00%	$12.80	28.00%
21.43%	$13.00(2)	30.00%
30.00%	$13.00	30.00%
40.00%	$13.00	30.00%
50.00%	$13.00	30.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value and Starting Value.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.